NYCE Companies, Inc
(A Delaware Corporation)

Financial Statements

Period ended March, 2020



NYCE Companies, Inc

FINANCIAL STATEMENTS

March 27, 2020

CONTENTS


INDEPENDENT AUDITORS' REPORT

To the Members
NYCE Companies, Inc

We have reviewed the accompanying financial statements of NYCE Companies, Inc, which comprise the balance sheet as of March 27, 2020, and the related statements of income and members' equity and cash flows for the year then ended and the related note to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gabriel Blanco, CPA

Lic# AC47901CPA
CEO, Real Accounting Solution
Miami, Florida
January 22, 2020   - 3 -

NYCE Companies, Inc

BALANCE SHEET
As of March 27, 2020

CURRENT ASSETS
   Cash $ _____ -

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
   Accounts payable $ _____ -

MEMBERS' EQUITY   _____ -

      TOTAL LIABILITIES AND MEMBERS' EQUITY $ _____ -

NYCE Companies, Inc

INCOME STATEMENT
From inception through March 27, 2020

SALES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
GENERAL AND ADMINISTRATIVE EXPENSES		-
NET INCOME	$	-

NYCE Companies, Inc

STATEMENT OF CASH FLOW
From inception through March 27, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ -
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

NYCE Companies, Inc

STATEMENT OF CHANGES IN EQUITY

| | Series A Common Stock | | Surplus |
	Shares	$	(Deficit)
BALANCE December 31, 2019	0.00	0.00	0.0
COMMON STOCK ISSUED NET	10,000,000	1,000	1,000
INCOME (LOSS)	-	-	0.0
BALANCE March 27, 2020	10,000,000	1,000	1,000

See accompanying notes

NYCE Companies, Inc

NOTES TO FINANCIAL
STATEMNT As of March 27, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

NYCE Companies Inc is Delaware C- Corporation formed in January, 2020. The Company had no activity in 2019, but plans to acquire, manage, and operate interests in real estate assets in the United States, primarily smart home tech multi-family residential properties in big metro markets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles ("US GAAP") and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements are prepared in accordance with Generally accepted accounting principles ("US GAAP") in the United States of America

NOTE 3 – INCOME TAX PROVISION
No provision or liability for federal or state income taxes has been included in these financial statements.

NOTE 4 – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS
Management has evaluated subsequent events through March 27, 2020, the date which the financial statements were available to be issued.

NOTE 5 - COMMON STOCK AND PREFERRED STOCK
Common Stock

There is currently 1 class of common stock and no preferred stock. The Corporation shall have the authority to issue: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A")